SUPREME HOSPITALITY

5065 Westheimer, Suite 840

Galleria Financial Center

Houston, Texas  77056

(713) 621-4799

November 4, 2002

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

SUPREME HOSPITALITY

Registration Statement on Form SB-2

File No. 333-45210

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request  that the Registration Statement of Supreme Hospitality on Form SB-2, as amended, together with all exhibits (the "Registration Statement"), be withdrawn.  The Registration Statement was initially filed on September 6, 2000, Amendments to the Registration Statement were filed between October 18, 2000 and November 17, 2001, and Post-Effective Amendment No. 1 to the Registration Statement was filed on October 24, 2002.

We have made this request due to current market conditions, and the registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Please forward a copy of the order granting withdrawal to the undersigned via facsimile at (210) 402-4041 as soon as it is available.  If you have any questions regarding this application, do not hesitate to contact Stephen R. Boatwright of Gammage & Burnham at (602) 256-0566.

Thank you for your assistance.

Very truly yours,

SUPREME HOSPITALITY

By: /s/ Thomas John Cloud, Jr.

Thomas John Cloud, Jr.

President and Chief Executive Officer